                                                   -----------------------------
                                                           OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number:    3235-0145
                                                   Expires:       August 31,
                                                    1999
                                                   Estimated average burden
                                                   hours per response    14.90
                                                   -----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)


                                 NetManage, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    641144100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
--------------------------------------------------------------------------------
                   (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
      Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                               Page 1 of 6 pages

CUSIP No.      641144100

--------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
 ........................................................................ZVI ALON
                                                                       RUTH ALON
                                                  ZVI AND RUTH ALON LIVING TRUST
                                                      ZVI ALON FAMILY FOUNDATION

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ............................................................................

(b) ............................................................................
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization.....ZVI ALON: UNITED STATES OF AMERICA
                                             RUTH ALON: UNITED STATES OF AMERICA
                        ZVI AND RUTH ALON LIVING TRUST: UNITED STATES OF AMERICA
                            ZVI ALON FAMILY FOUNDATION: UNITED STATES OF AMERICA

THIS STATEMENT IS FILED BY ZVI ALON ON BEHALF OF ALL OF THE ABOVE PERSONS PURSUANT TO RULE 13D-1(K). ATTACHED IS AN AGREEMENT IN WRITING AMONG THE ABOVE PERSONS THAT THIS STATEMENT BE SO FILED ON BEHALF OF EACH OF THEM.
--------------------------------------------------------------------------------
Number of         5.  Sole Voting Power.........................................
Shares Bene-      ZVI ALON: 150,000
ficially          RUTH ALON: 0
Owned by Each     ZVI AND RUTH ALON LIVING TRUST: 0
Reporting         ZVI ALON FAMILY FOUNDATION: 0
Person With:
                  --------------------------------------------------------------
                  6.  Shared Voting Power.......................................
                  ZVI ALON: 9,056,204
                  RUTH ALON: 8,868,204
                  ZVI AND RUTH ALON LIVING TRUST: 8,868,204
                  ZVI ALON FAMILY FOUNDATION: 38,000
                  --------------------------------------------------------------
                  7.  Sole Dispositive Power....................................
                  ZVI ALON: 150,000
                  RUTH ALON: 0
                  ZVI AND RUTH ALON LIVING TRUST: 0
                  ZVI ALON FAMILY FOUNDATION: 0
                  --------------------------------------------------------------
                  8.  Shared Dispositive Power..................................
                  ZVI ALON: 9,056,204
                  RUTH ALON: 8,868,204
                  ZVI AND RUTH ALON LIVING TRUST: 8,868,204
                  ZVI ALON FAMILY FOUNDATION: 38,000
                  --------------------------------------------------------------



                               Page 2 of 6 pages

--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person................
ZVI ALON: 9,056,204
RUTH ALON: 8,868,204
ZVI  AND RUTH ALON LIVING TRUST: 8,868,204
ZVI ALON FAMILY FOUNDATION: 38,000

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions).........................................................

11.  Percent of Class Represented by Amount in Row (9)..........................
ZVI ALON: 13.78%
RUTH ALON: 13.50%
ZVI AND RUTH ALON LIVING TRUST: 13.50%
ZVI ALON FAMILY FOUNDATION: LESS THAN ONE PERCENT
--------------------------------------------------------------------------------
Type of Reporting Person (See Instructions)........................ ZVI ALON: IN
                                                                   RUTH ALON: IN
                                              ZVI AND RUTH ALON LIVING TRUST: OO
                                          ZVI AND RUTH ALON FAMILY FOUNDATION:OO
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                               Page 3 of 6 pages

ITEM 1.
     (a)     NetManage, Inc.
     (b)     10725 North De Anza Boulevard, Cupertino, Califorina 95014
ITEM 2.
     (a) Zvi Alon, Ruth Alon, Zvi and Ruth Alon Family Trust, Zvi Alon Family Foundation
     (b) c/o NetManage, Inc. 10725 North De Anza Boulevard, Cupertino, Califorina 95014
     (c)     United States of America
     (d)     Common Stock, par value $0.01 per share
     (e)     641144100

ITEM 3.      NOT APPLICABLE

ITEM 4.      OWNERSHIP

     (a)  Zvi Alon: 9,056,204
          Ruth Alon: 8,868,204
          Zvi and Ruth Alon Living Trust: 8,868,204
          Zvi Alon Family Foundation: 38,000
     (b)  Zvi Alon: 13.78%
          Ruth Alon: 13.50%
          Zvi and Ruth Alon Living Trust: 13.50%
          Zvi Alon Family Foundation: Less than one percent
     (c)  (i)  Zvi Alon: 150,000
               Ruth Alon: 0
               Zvi and Ruth Alon Living Trust: 0
               Zvi Alon Family Foundation: 0
          (ii) Zvi Alon: 9,056,204
               Ruth Alon: 8,868,204
               Zvi and Ruth Alon Living Trust: 8,868,204
               Zvi Alon Family Foundation: 38,000
          (iii)Zvi Alon: 150,000
               Ruth Alon: 0
               Zvi and Ruth Alon Living Trust: 0
               Zvi Alon Family Foundation: 0
          (iv) Zvi Alon: 9,056,204
               Ruth Alon: 8,868,204
               Zvi and Ruth Alon Living Trust: 8,868,204
               Zvi Alon Family Foundation: 38,000



                               Page 4 of 6 pages

5. ITEM       NOT APPLICABLE.


6. ITEM       NOT APPLICABLE.


7. ITEM       NOT APPLICABLE.


8. ITEM       NOT APPLICABLE.


9. ITEM       NOT APPLICABLE.


10. ITEM      NOT APPLICABLE.


                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.


                                            4/22/1999
                                        ----------------------------------------
                                            Date

                                            /s/ Zvi Alon
                                        ----------------------------------------
                                            Zvi Alon


                                            /s/ Ruth Alon
                                        ----------------------------------------
                                            Ruth Alon


                                            /s/ Zvi Alon
                                        ----------------------------------------
                                            Zvi Alon, Trustee of the Zvi
                                            and Ruth Alon Living Trust


                                            /s/ Zvi Alon
                                        ----------------------------------------
                                            Zvi Alon, Trustee of the Zvi
                                            and Ruth Alon Family Foundation


     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)




                               Page 5 of 6 pages

                                    AGREEMENT


        The undersigned hereby agrees that the Statement on Schedule 13G to which this Agreement is attached be filed on behalf of Zvi Alon, Ruth Alon, the Zvi and Ruth Alon Living Trust, and the Zvi and Ruth Alon Family Foundation.



Dated: 4/22/1999

                                            /s/ Zvi Alon
                                        ----------------------------------------
                                            Zvi Alon


                                            /s/ Ruth Alon
                                        ----------------------------------------
                                            Ruth Alon


                                            /s/ Zvi Alon
                                        ----------------------------------------
                                            Zvi Alon, Trustee of the Zvi
                                            and Ruth Alon Living Trust


                                            /s/ Zvi Alon
                                        ----------------------------------------
                                            Zvi Alon, Trustee of the Zvi
                                            and Ruth Alon Family Foundation



                               Page 6 of 6 pages